September 30, 2024

Anthony W. Oxley
Chief Executive Officer
Forestar Group Inc.
2221 E. Lamar Blvd., Suite 790
Arlington, Texas 76006

       Re: Forestar Group Inc.
           Registration Statement on Form S-3
           Filed September 23, 2024
           File No. 333-282287
Dear Anthony W. Oxley:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Robyn E. Zolman, Esq.